[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

October 28, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	BlackRock Basic Value Fund, Inc. File No. 811-2739

Ladies and Gentlemen:

     BlackRock Basic Value Fund, Inc. (the “Fund”) hereby files via EDGAR one electronically signed copy of Post-Effective Amendment No. 38 to its registration statement on Form N-1A (the “Registration Statement”) to revise the prospectus disclosure, format and style, and to update the Fund’s financial statements under Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”), complete with certain exhibits filed herewith (the “Exhibits”). The Registration Statement and Exhibits are filed pursuant to Rule 485(b)(1)(vii) under the 1933 Act, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”), pursuant to an agreed-upon request sent to the Commission on October 27, 2008 and filed as correspondence with the BlackRock Global SmallCap Fund, Inc. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi

Edward Gizzi

Enclosures

cc:	Denis Molleur
Maria Gattuso